AppHarvest, Inc.
500 Appalachian Way
Morehead, KY 40351

August 11, 2022
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Doris Stacey Gama

Re:	AppHarvest, Inc.
Registration Statement on Form S-3 (File No. 333-266502)
Request for Acceleration of Effective Date

Requested Date:     August 15, 2022
Requested Time: 4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-3 (File No. 333-266502) (the “Registration Statement”) to become effective on Monday, August 15, 2022, at 4:00 p.m. Eastern Daylight Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes each of John McKenna and Asheley Walker of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with John McKenna of Cooley LLP, counsel to the Registrant, at (650) 843-5059, or in his absence, Asheley Walker at (202) 842-7856.

Very truly yours,

APPHARVEST, INC.

By:	/s/ Loren Eggleton
Loren Eggleton
Chief Financial Officer

cc:	Jonathan Webb, AppHarvest, Inc.
John McKenna, Cooley LLP
Asheley Walker, Cooley LLP